

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2010

Li Xuemei
Chief Executive Officer
China Intelligent Lighting and Electronics, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

>   **Re: China Intelligent Lighting and Electronics, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed June 14, 2010**
>   **File No. 333-164925**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

Recent PRC regulations relating to acquisitions of PRC companies . . ., page 20

1.   We note that you referenced the opinion of PRC counsel in prior amendments advising that CSRC approval was not required for the listing and trading of your common stock. However, your revised disclosure is not clear on this issue. Your reference to the advice of PRC counsel appears incomplete. Although you list certain reasons on page 21, it does not appear that any conclusion is expressed. Clearly state the opinion of PRC counsel regarding whether or not CSRC approval is required. If counsel is no longer able to express an opinion, provide a clear statement to this effect and explain the reasons why counsel is no longer able to provide an opinion. Highlight any recent events that caused this change.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq.
        Anh Q. Tran, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001